Exhibit 12.01

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	For the Twelve Months Ended
	Jun 30,	December 31,
	2015	2014	2013	2012	2011	2010
1. Fixed charges:
A) Interest expense	$72,208	$71,234	$62,958	$67,148	$68,183	$75,481
B) Amortization	1,951	2,063	2,002	2,001	2,137	2,620
C) Interest portion of rentals	13,211	11,802	11,809	10,605	8,943	6,455

Total fixed charges	$87,370	$85,099	$76,769	$79,754	$79,263	$84,556

2. Earnings (as defined):
D) Pretax income from continuing operations	$217,393	$219,521	$222,815	$207,915	$175,066	$158,378
Fixed Charges (1. above)	87,370	85,099	76,769	79,754	79,263	84,556

Total earnings as defined	$304,763	$304,620	$299,584	$287,669	$254,329	$242,934

	3.49	3.58	3.90	3.61	3.21	2.87